Exhibit 99.52

Alan J. San Martin

P. Eng.

Micon International Limited

601 – 90 Eglinton Ave East, Toronto, Ontario, Canada M4P 2Y3

CONSENT OF QUALIFIED PERSON

Filed on SEDAR+

To:	Blue Moon Metals Inc. (the “Company”)

And to:	British Columbia Securities Commission
Alberta Securities Commission
Autorité des Marchés Financiers

And to: TSX Venture Exchange

I, Alan J. San Martin, consent to the public filing of the technical report titled “NI 43-101 Technical Report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California”, with an effective date of March 3, 2025 and dated April 14, 2025, as amended and restated on September 12, 2025 (the “Technical Report”) prepared for the Company, and filed with the securities regulatory authorities referred to above.

I also consent to any extracts from, or a summary of, the Technical Report in the annual information form dated September12, 2025 of the Company (the “AIF”).

I certify that I have read the AIF being filed by the Company and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 12th day of September, 2025

(signed) “Alan J. San Martin”
Alan J. San Martin, P.Eng.